Exhibit 99.1

SECOND QUARTER 2023 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2023 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2023 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $3.6 Billion Down 14% YoY	Diluted EPS[1] $2.58 Down 13% YoY	Total PCL[2] $600 Million PCL on loans ratio[3] up 5 bps[4] QoQ	ROE[5] 14.4% Down from 18.4% last year	CET1 Ratio[6] 13.7% Well above regulatory requirements

Adjusted Net Income[7] $3.8 Billion Down 13% YoY	Adjusted Diluted EPS[7] $2.65 Down 11% YoY	Total ACL[8] $4.8 Billion ACL on loans ratio[9] up 3 bps QoQ	Adjusted ROE[7] 14.9% Down from 18.6% last year	LCR[10] 135% Up from 130% last quarter

TORONTO, May 25, 2023 — Royal Bank of Canada11 (RY on TSX and NYSE) today reported net income of $3.6 billion for the quarter ended April 30, 2023, down $604 million or 14% from the prior year. Diluted EPS was $2.58, down 13% over the same period. Adjusted net income7 and adjusted EPS7 of $3.8 billion and $2.65 were down 13% and 11% from the prior year, respectively.

Results this quarter reflected higher provisions for credit losses, with a PCL on loans ratio of 30 bps, mainly attributable to provisions taken on performing loans in the current quarter, largely driven by unfavourable changes in our credit quality and macroeconomic outlook, as compared to releases in the prior year which reflected reduced uncertainty from the COVID-19 pandemic. The current quarter also reflected higher provisions on impaired loans.

Pre-provision, pre-tax earnings7 of $5 billion were up $54 million or 1% from a year ago, mainly reflecting higher net interest income driven by higher interest rates and strong loan growth in Canadian Banking and Wealth Management. Higher Corporate & Investment Banking revenue in Capital Markets also contributed to the increase. These factors were partially offset by higher expenses, mainly due to higher staff-related costs, including from headcount growth, as well as stock-based compensation. Higher professional fees (including technology investments) and higher discretionary costs to support strong client-driven growth also contributed to higher expenses.

Today we declared a quarterly dividend of $1.35 per share reflecting an increase of $0.03 or 2%.

Our balance sheet strength coupled with a robust capital position, with a CET1 ratio of 13.7%, supported solid volume growth and $1.8 billion in common share dividends. We have a strong average LCR of 135%. We also continue to operate with a prudent ACL ratio, which included $173 million of provisions taken on performing loans in the current quarter.

Compared to last quarter, net income was up 14% reflecting the impact of the Canada Recovery Dividend (CRD) and other tax related adjustments in the prior quarter. Adjusted net income7 was down 13% with lower results in Capital Markets, Personal & Commercial Banking, Wealth Management and Insurance.

“As our second quarter results demonstrate, RBC will never compromise on doing right by our clients and delivering sustainable, long-term value to them, our communities and shareholders. Our focused growth strategy, prudent risk and capital management, and diversified business mix exemplify our strength and stability amidst a complex macro environment. As we continue to realize the benefits of our strategic investments in technology and our incredible talent, we are confident in our ability to slow expense growth and drive greater efficiencies while supporting our clients’ needs.”

– Dave McKay, RBC President and Chief Executive Officer

Q2 2023 Compared to Q2 2022	Reported: • Net income of $3,649 million • Diluted EPS of $2.58 • ROE of 14.4% • CET1 ratio of 13.7%	i 14% i 13% i 400 bps h 50 bps	Adjusted[7]: • Net income of $3,758 million • Diluted EPS of $2.65 • ROE of 14.9%	i 13% i 11% i 370 bps

Q2 2023 Compared to Q1 2023	• Net income of $3,649 million • Diluted EPS of $2.58 • ROE of 14.4% • CET1 ratio of 13.7%	h 14% h 13% h 180 bps h 100 bps	• Net income of $3,758 million • Diluted EPS of $2.65 • ROE of 14.9%	i 13% i 15% i 220 bps

YTD 2023 Compared to YTD 2022	• Net income of $6,863 million • Diluted EPS of $4.86 • ROE of 13.5%	i 18% i 16% i 440 bps	• Net income of $8,101 million • Diluted EPS of $5.76 • ROE of 16.0%	i 4% i 2% i 210 bps

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on page 3 and 4 of this Earnings Release.
6	This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with OSFI’s Basel III Capital Adequacy Requirements guideline.
7	This is a non-GAAP measure. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on page 3 and 4 of this Earnings Release.
8	Allowance for credit losses (ACL).
9	ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
10	Liquidity coverage ratio (LCR).
11	When we say “we”, “us”, “our”, or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.

Personal & Commercial Banking

Net income of $1,915 million decreased $319 million or 14% from a year ago, primarily attributable to higher PCL mainly reflecting provisions taken on performing loans in the current quarter as compared to releases of provisions on performing loans in the prior year. Higher staff and technology related costs, including higher full-time employees and digital initiatives, as well as a higher effective tax rate reflecting the 1.5% increase in the Canadian corporate tax rate also contributed to the decrease. These factors were partially offset by higher net interest income reflecting higher spreads and average volume growth of 8% in deposits and loans in Canadian Banking.

Compared to last quarter, net income decreased $211 million or 10%, primarily attributable to lower net interest income due to three less days in the current quarter and lower spreads, largely reflecting changes in product mix. Lower card service revenue also contributed to the decrease.

Wealth Management

Net income of $742 million decreased $67 million or 8% from a year ago, mainly due to lower average fee-based client assets driven by unfavourable market conditions and gains on the sale of certain non-core affiliates in the same quarter last year. Higher PCL, professional fees and staff costs also contributed to the decrease. These factors were partially offset by an increase in net interest income driven by higher spreads reflecting higher interest rates, which also drove an increase in revenue from sweep deposits.

Compared to last quarter, net income decreased $106 million or 13%, primarily due to lower net interest income as higher funding costs and the impact of changes in product mix more than offset the benefit from increased interest rates. Lower transactional revenue also contributed to the decrease.

Insurance

Net income of $139 million decreased $67 million or 33% from a year ago, primarily due to higher capital funding costs.

Compared to last quarter, net income decreased $9 million or 6%, primarily due to the impact of an unfavourable actuarial adjustment in the current quarter.

Capital Markets

Net income of $939 million increased $82 million or 10% from a year ago, primarily driven by a lower effective tax rate reflecting changes in earnings mix, higher revenue in Corporate & Investment Banking and the impact of foreign exchange translation. These factors were partially offset by higher PCL and lower revenue in Global Markets.

Compared to last quarter, net income decreased $284 million or 23%, largely driven by lower equity trading revenue across all regions, as well as lower fixed income trading revenue and M&A activity across most regions. These factors were partially offset by lower compensation on decreased results.

Capital, Liquidity and Credit Quality

Capital – As at April 30, 2023, our CET1 ratio was 13.7%, up 100 bps from last quarter, mainly reflecting the favourable impact of the Basel III reforms, net internal capital generation and share issuances under the DRIP, partially offset by higher RWA from business growth.

Liquidity – For the quarter ended April 30, 2023, the average LCR was 135%, which translates into a surplus of approximately $102 billion, compared to 130% and a surplus of approximately $88 billion last quarter. LCR levels increased compared to the prior quarter primarily due to an increase in deposits and average wholesale funding balances, partially offset by loan growth.

The Net Stable Funding Ratio (NSFR) as at April 30, 2023 was 113%, which translates into a surplus of approximately $110 billion, compared to 112% and a surplus of approximately $100 billion last quarter. NSFR increased compared to the prior quarter primarily due to an increase in deposits and stable funding, partially offset by loan growth.

Credit Quality

Q2 2023 vs. Q2 2022

Total PCL was $600 million, compared to $(342) million a year ago, primarily reflecting provisions taken in the current quarter as compared to releases in the prior year in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio of 30 bps increased 48 bps. The PCL on impaired loans ratio of 21 bps increased 12 bps.

PCL on performing loans was $173 million, compared to $(504) million a year ago, primarily reflecting provisions taken in the current quarter, largely driven by unfavourable changes in our credit quality and macroeconomic outlook, as compared to releases in the prior year which reflected reduced uncertainty from the COVID-19 pandemic, mainly in our Canadian Banking portfolios and Capital Markets.

PCL on impaired loans increased $267 million, primarily due to higher provisions in our Canadian Banking portfolios and Capital Markets, in a few sectors, including the consumer discretionary and real estate and related sectors.

Q2 2023 vs. Q1 2023

Total PCL increased $68 million or 13% from last quarter, primarily due to higher provisions in Capital Markets and Personal & Commercial Banking, partially offset by lower provisions in Wealth Management. The PCL on loans ratio increased 5 bps. The PCL on impaired loans ratio increased 4 bps.

PCL on performing loans of $173 million was flat as higher provisions in Capital Markets were offset by lower provisions in Wealth Management and Personal & Commercial Banking.

PCL on impaired loans increased $84 million or 24%, primarily due to higher provisions in Capital Markets, in a few sectors, including the consumer discretionary and real estate and related sectors, and in our Canadian Banking portfolios.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and six months ended April 30, 2023 with the corresponding periods in the prior year and the three months ended January 31, 2023. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings

Pre-provision, pre-tax earnings is calculated as income (Q2 2023: $3,649 million; Q2 2022: $4,253 million) before income taxes (Q2 2023: $771 million; Q2 2022: $1,055 million) and PCL (Q2 2023: $600 million; Q2 2022: $(342) million). We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle.

Adjusted results

We believe that providing adjusted results and certain measures excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhance comparability with prior periods and enables readers to better assess trends in the underlying businesses. Specified items impacting our results for the three and six months ended April 30, 2023 and the three months ended January 31, 2023 are:

•	CRD and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023

•	Transaction and integration costs relating to our planned acquisition of HSBC Bank Canada (HSBC Canada)

The following table provides a reconciliation of adjusted results to our reported results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures.

Consolidated results, reported and adjusted

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2023	January 31 2023	April 30 2022 (1)	April 30 2023	April 30 2022 (1)
Total revenue	$13,520	$15,094	$11,220	$28,614	$24,286
PCL	600	532	(342)	1,132	(237)
Non-interest expense	7,494	7,675	6,434	15,169	13,014
Income before income taxes	4,420	5,342	5,308	9,762	10,692
Income taxes	771	2,128	1,055	2,899	2,344
Net income	$3,649	$3,214	$4,253	$6,863	$8,348
Net income available to common shareholders	$3,581	$3,168	$4,182	$6,749	$8,221
Average number of common shares (thousands)	1,388,388	1,382,754	1,409,702	1,385,525	1,415,855
Basic earnings per share (in dollars)	$2.58	$2.29	$2.97	$4.87	$5.81
Average number of diluted common shares (thousands)	1,390,149	1,384,536	1,412,552	1,387,295	1,418,676
Diluted earnings per share (in dollars)	$2.58	$2.29	$2.96	$4.86	$5.80
ROE (2)	14.4%	12.6%	18.4%	13.5%	17.9%
Effective income tax rate	17.4%	39.8%	19.9%	29.7%	21.9%
Total adjusting items impacting net income (before-tax)	$138	$97	$63	$235	$126
Specified item: HSBC Canada transaction and integration costs (3)	56	11	-	67	-
Amortization of acquisition-related intangibles (4)	82	86	63	168	126
Total income taxes for adjusting items impacting net income	$29	$(1,032)	$17	$(1,003)	$33
Specified item: CRD and other tax related adjustments (3), (5)	-	(1,050)	-	(1,050)	-
Specified item: HSBC Canada transaction and integration costs (3)	13	3	-	16	-
Amortization of acquisition-related intangibles (4)	16	15	17	31	33
Adjusted results (6)
Income before income taxes - adjusted	4,558	5,439	5,371	9,997	10,818
Income taxes - adjusted	800	1,096	1,072	1,896	2,377
Net income - adjusted	$3,758	$4,343	$4,299	$8,101	$8,441
Net income available to common shareholders - adjusted	$3,690	$4,297	$4,228	$7,987	$8,314
Average number of common shares (thousands)	1,388,388	1,382,754	1,409,702	1,385,525	1,415,855
Basic earnings per share (in dollars) - adjusted	$2.66	$3.11	$3.00	$5.76	$5.87
Average number of diluted common shares (thousands)	1,390,149	1,384,536	1,412,552	1,387,295	1,418,676
Diluted earnings per share (in dollars) - adjusted	$2.65	$3.10	$2.99	$5.76	$5.86
ROE - adjusted	14.9%	17.1%	18.6%	16.0%	18.1%
Adjusted effective income tax rate	17.6%	20.2%	20.0%	19.0%	22.0%

(1)	There were no specified items for the three months ended April 30, 2022 or for the six months ended April 30, 2022.
(2)	ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(5)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(6)

Effective the second quarter of 2023, we included HSBC Canada transaction and integration costs and amortization of acquisition-related intangibles as adjusting items for non-GAAP measures and non-GAAP ratios. Therefore, comparative adjusted results have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our Q2 2023 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, model, legal and regulatory environment, systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2022 (the 2022 Annual Report) and the Risk management section of our Q2 2023 Report to Shareholders; including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology and cyber risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy, data and third party related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk section of our 2022 Annual Report and the Risk management section of our Q2 2023 Report to Shareholders.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2022 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q2 2023 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2022 Annual Report and the Risk management section of our Q2 2023 Report to Shareholders. Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q2 2023 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for May 25, 2023 at 8:30 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 6820081#). Please call between 8:20 a.m. and 8:25 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from May 25, 2023 until August 23, 2023 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 1977175#).

Media Relations Contacts

Gillian McArdle, Senior Director, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Christine Stewart, Director, Financial Communications, christine.stewart@rbc.com, 647-271-2821

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 98,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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